Exhibit 12(d)

Entergy Mississippi, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

	2009	2010	2011	2012	2013	2014

Fixed charges, as defined:
Total Interest	$51,282	$55,774	$52,273	$57,345	$59,031	$58,166
Interest applicable to rentals	1,959	1,921	1,731	1,637	1,148	1,185

Total fixed charges, as defined	53,241	57,695	54,004	58,982	60,179	59,351

Preferred dividends, as defined (a)	4,370	3,435	4,580	4,580	4,580	4,580

Combined fixed charges and preferred dividends, as defined	$57,611	$61,130	$58,584	$63,562	$64,759	$63,931

Earnings as defined:

Net Income	$79,367	$85,377	$108,729	$46,768	$82,159	$94,064
Add:
Provision for income taxes:
Total income taxes	43,395	50,111	28,801	58,679	49,757	58,419
Fixed charges as above	53,241	57,695	54,004	58,982	60,179	59,351

Total earnings, as defined	$176,003	$193,183	$191,534	$164,429	$192,095	$211,834

Ratio of earnings to fixed charges, as defined	3.31	3.35	3.55	2.79	3.19	3.57

Ratio of earnings to combined fixed charges and
preferred dividends, as defined	3.06	3.16	3.27	2.59	2.97	3.31

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(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.